October 28, 2009

VIA EDGAR—Form RW

Securities and Exchange Commission

100 “F” Street, NE

Washington, DC 20549

Re:	Citizens South Banking Corporation, Gastonia, North Carolina

Request to Withdraw Registration Statement on Form S-1

File No. 333-162517

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1, as amended (SEC File No. 333-162517), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on October 15, 2009, and was never declared effective.

No securities have been sold or will be sold pursuant to the Registration Statement. The Registrant understands that the filing fees it paid will be held by the Commission pursuant to Rule 477 under the Act and pursuant to Rule 457(p) under the Act, may be applied to a future registration statement. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Citizens South Banking Corporation, 519 South New Hope Road, Gastonia, North Carolina 28054-4040, with a copy to the Registrant’s counsel, Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, NW, Suite 780, Washington, DC 20015, Attention: John J. Gorman, Esq.

If you have any questions or require additional information, please do not hesitate to contact Mr. Gorman at (202) 274-2001.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours, Citizens South Banking Corporation

By:	/s/ Kim S. Price
Kim S. Price President and Chief Executive Officer

cc:	Todd K. Schiffman, Esq., Securities and Exchange Commission

Allicia Lam, Esq., Securities and Exchange Commission